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                              September 22, 2023

       Channing Au
       Chief Financial Officer
       Value Exchange International, Inc.
       Unit 602, Block B, 6 Floor, Shatin Industrial Centre
       5-7 Yuen Shun Circuit
       Shatin, N.T., Hong Kong SAR

                                                        Re: Value Exchange
International, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 000-53537

       Dear Channing Au:

               We have reviewed your August 25, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       General

   1. We note your statement that you reviewed public filings and material contracts as well as your representation
relating to the absence of foreign government representation on your board of directors in
connection with your required submission under paragraph
                                                        (a). Please
supplementally describe any additional materials that were reviewed and explain your diligence
with respect to your representation relating to the absence of foreign government
representation on your board of directors. In addition, please tell us whether you relied upon
any legal opinions or third party certifications such as affidavits as the basis for your
submission.
 Channing Au
Value Exchange International, Inc.
September 22, 2023
Page 2

      Please contact Jennifer Gowetski at 202-551-3401 or Jennifer Thompson at 202-551-
3737 with any questions.



                                                        Sincerely,
FirstName LastNameChanning Au
                                                        Division of Corporation
Finance
Comapany NameValue Exchange International, Inc.
                                                        Disclosure Review
Program
September 22, 2023 Page 2
cc:       Paul Richter
FirstName LastName